OTG Acquisition Corp. I

12003 Cielo Court

Palm Beach Gardens, Florida 33418

September 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ruairi Regan and Jeffrey Gabor

Re:	OTG Acquisition Corp. I
Registration Statement on Form S-1, as amended Initially Filed August 25, 2025 File No. 333-289828

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OTG Acquisition Corp. I (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on September 11, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Lowenstein Sandler LLP, request by telephone that such Registration Statement be declared effective.

Please contact Daniel Forman, of Lowenstein Sandler LLP, special counsel to the Company, at (212) 419-5904, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

OTG ACQUISITION CORP. I

By:	/s/ Scott Troeller
Name:	Scott Troeller
Title:	Chief Executive Officer

cc:

Daniel Forman, Lowenstein Sandler LLP